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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15


   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number 000-50516


                          EYETECH PHARMACEUTICALS, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                           3 TIMES SQUARE, 12TH FLOOR
                            NEW YORK, NEW YORK 10036
                                 (212) 824-3100
       ------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     COMMON STOCK, $ .01 PAR VALUE PER SHARE
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                      NONE
         --------------------------------------------------------------
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:


Rule 12(g)-4(a)(1)(i)  |X|

Rule 12(g)-4(a)(1)(ii) |_|

Rule 12(g)-4(a)(2)(i)  |_|

Rule 12(g)-4(a)(2)(ii) |_|

Rule 12h-3(b)(1)(i)    |X|

Rule 12h-3(b)(1)(ii)   |_|

Rule 12h-3(b)(2)(i)    |_|

Rule 12h-3(b)(2)(ii)   |_|

Rule l5d-6             |_|


Approximate number of holders of record as of the certification or notice date:
ONE*

* On November 14, 2005, Merger EP Corporation, a wholly-owned subsidiary of OSI Pharmaceuticals, Inc. merged with and into Eyetech Pharmaceuticals, Inc., with Eyetech surviving the merger as a wholly-owned subsidiary of OSI. As a result of the merger, each share of Eyetech common stock was automatically converted into the right to receive $15.00 in cash and 0.12275 of a share of OSI common stock and OSI became the sole shareholder of Eyetech.

Pursuant to the requirements of the Securities Exchange Act of 1934, Eyetech Pharmaceuticals, Inc. has caused this certification/notice to be signed by the undersigned duly authorized person.

Date: November 14, 2005              By: /s/ David R. Guyer
                                         -----------------------
                                         David R. Guyer, M.D.
                                         Chief Executive Officer

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.